UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

LQR HOUSE INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

50215C 208

(CUSIP Number)

August 9, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50215C 208	Schedule 13G

1.	Name of Reporting Persons Sean Dollinger
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power As of August 9, 2023: 1,941,667 As of February 14,2024: 71,752
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power As of August 9, 2023: 1,941,667 As of February 14,2024: 71,752
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person As of August 9, 2023: 1,941,667 As of February 13, 2024: 71,752
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 As of August 9, 2023: 19.12%(1) As of February 13, 2024: 2.23%(2)
12.	Type of Reporting Person (see instructions) IN

(1)	Based on 10,155,434 shares of common stock outstanding as of the date reflected on the facing page of this Schedule 13G.
(2)	Based on 3,219,621 shares of common stock outstanding as of February 13, 2024.

Item 1.

(a) Name of Issuer: LQR House Inc.

(b) Address of Issuer’s Principal Executive Offices: 6800 INDIAN CREEK DRIVE, SUITE 1E, MIAMI BEACH, FL 33141.

Item 2.

(a) Name of Person Filing: Sean Dollinger.

(b) Address of Principal Business Office, or if None, Residence: 6800 INDIAN CREEK DRIVE, SUITE 1E, MIAMI BEACH, FL 33141.

(c) Citizenship: Canada

(d) Title of Class of Securities: common stock, par value $0.0001 per share;

(e) CUSIP Number: 50215C 208.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount beneficially owned:

As of August 9, 2023: 1,941,667

As of February 14,2024: 71,752

(b) Percent of class:

As of August 9, 2023: 19.12%, based on 10,155,434 shares of common stock outstanding as of August 9, 2023.

As of February 13, 2024: 2.23%, based on 3,219,621 shares of common stock outstanding as of February 13, 2024.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

As of August 9, 2023: 1,941,667

As of February 14,2024: 71,752

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition:

As of August 9, 2023: 1,941,667

As of February 14,2024: 71,752

(iv) Shared power to dispose or to direct the disposition: 0.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

	By:	/s/ Sean Dollinger
Sean Dollinger